Exhibit 99.1

TuanChe Announces Unaudited First Quarter 2020 Financial Results

BEIJING, July 2, 2020 /PRNewswire/ -- TuanChe Limited ("TuanChe", "Company" ,"we" or "our") (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Key First Quarter 2020 Financial and Operating Metrics Compared with the Prior Year Period

The Company's financial and operational results for the first quarter of 2020 have been materially and adversely impacted by the COVID-19 pandemic:

•	Net revenues decreased by 92.1% to RMB9.7 million (US$1.4 million) from RMB122.9 million.

•	Gross profit decreased by 93.6% to RMB5.7 million (US$0.8 million) from RMB88.9 million. Gross margin decreased to 58.6% from 72.4%.

•	Quarterly number of organized auto shows across China decreased by 96.6% from 178 in 137 cities to six in six cities. Quarterly number of special promotion events increased 8.3% from 12 to 13.

•	Quarterly number of automobile sale transactions facilitated decreased by 96.4% to 2,305 from 64,641. Quarterly Gross Merchandise Volume of new automobiles sold decreased by 96.4% to RMB 0.3 billion (US$0.04 billion) from RMB8.4 billion.

•	Sales operations covered 146 cities as of March 31, 2020, compared with 148 cities as of December 31, 2019 and 146 cities as of March 31, 2019.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, "In the first quarter of 2020, we experienced significant challenges stemming from the COVID-19 pandemic which resulted in material year-over-year net revenue declines and a widening net loss. In response to these challenges, we took immediate efforts to address three key priorities: ensuring the health and safety of our employees and customers, streamlining our cost structure, and accelerating our online strategy. As part of our online strategy, we formed a strategic partnership with Baidu Youjia, Baidu's information service app in the automobile vertical, and deepened our collaboration with TMall Auto. We also completed the acquisition of Longye International Limited on January 13, 2020, a leading social CRM cloud system provider for China's automotive industry, further enhancing our capability to empower OEMs and dealers to reach customers more effectively and efficiently. These efforts have led to encouraging results. In the first quarter, we experienced a 12.3% year-over-year increase in revenues from virtual dealership, online marketing services and others. As the COVID-19 pandemic accelerates the ongoing consumer transition towards online channels, we were, and will continue to be, well positioned to take full advantage of this shift by further developing our omni-channel initiatives. Going forward, we will continue to focus on effectively leveraging our offline operations and applying our expertise in facilitating auto transactions online. Through a hybrid brick-and-mortar and online business model, we strive to provide our customers with both the security and quality they are accustomed to when purchasing in-store and in-person, as well as the convenience of a customized experience they expect from online shopping."

Mr. Chenxi Yu, Deputy Chief Financial Officer of TuanChe, added, "As previously announced, the Company cancelled all auto shows and special promotion events scheduled in February and March of 2020, leading to a 92.1% year-over-year decline in net revenues to RMB9.7 million in the first quarter. We took these tactical measures in accordance with all national and local regulatory guidelines on COVID-19 prevention and control, prioritizing the health and safety of our customers and employees. In response to the material impact of the COVID-19 pandemic, we implemented measures to adjust the pace of our operation expansion and conserve resources, such as furlough arrangements and scaling back our recruitment budget and employee size, and may resort to other costs cutting measures if the outbreak of COVID-19 and its impact persist or escalate. We have gradually resumed our offline operations in certain cities since May 2020, albeit uncertainties associated with the development of the COVID-19 pandemic. We are closely monitoring the circumstances and will adjust our operations accordingly. While we adjusted our pace of offline expansion by focusing on generating higher ROIs, we have accelerated the development of our online marketing services. With this strategy, we are confident in our ability to better navigate this challenging period while at the same time continue laying the foundation for an omni-channel approach to achieve long-term growth."

Recent Business Developments

•	COVID-19 Impact

In order to fully support the government's guidance on the COVID-19 pandemic prevention and control and for the interest of public health, the Company cancelled all offline events, including auto shows and special promotion events, previously scheduled in February and March 2020, and held very few offline events in April 2020. Since May 2020, the Company has gradually resumed offline operations in some cities, with the pace of recovery subject to the continuous development of the COVID-19 pandemic and the associated government guidance. Recent development of the COVID-19 pandemic, such as the cases of infections reported in Beijing in June, continues to give rise to uncertainties affecting the Company's business, results of operations, financial condition and cash flows. Furthermore, as the business operations of the industry customers have also been disrupted due to the COVID-19 pandemic, the Company has experienced delays in collecting accounts receivables from these industry customers and an increase in allowance for doubtful accounts. The Company has reflected the impact of the COVID-19 pandemic in the second quarter in the Business Outlook section of this release, and continues to closely monitor both the development of the pandemic and responsive regulatory actions and government-mandated restrictions and their impact on the Company's business, results of operations, financial condition and cash flows.

Unaudited First Quarter 2020 Financial Results

Net Revenues

Net revenues in the first quarter of 2020 decreased by 92.1% to RMB9.7 million (US$1.4 million) from RMB122.9 million in the prior year period, primarily due to a 95.0% year-over-year decrease of revenues generated from offline marketing services to RMB6.0 million (US$0.8 million) from RMB119.6 million in the prior year period, and partially offset by the steady growth of revenues generated from virtual dealerships and online marketing services.

•	Offline marketing services. Net revenues generated from auto shows decreased by 95.2% to RMB5.7 million (US$0.8 million) in the first quarter of 2020 from RMB118.8 million in the prior year period and net revenues generated from special promotion events decreased by 62.3% to RMB0.3 million (US$0.04 million) in the first quarter of 2020 from RMB0.8 million in the prior year period, primarily due to the adverse impacts of the COVID-19 pandemic.

•	Virtual dealership, online marketing services and others. Net revenues generated from virtual dealership, online marketing services and others increased by 12.3% to RMB3.7 million (US$0.5 million) in the first quarter of 2020 from RMB3.3 million in the prior year period, primarily due to our continuous online marketing services expansion, including our acquisition of Longye International Limited, in January 2020.

Gross Profit

Gross profit in the first quarter of 2020 decreased by 93.6% to RMB5.7 million (US$0.8 million) in the first quarter of 2020 from RMB88.9 million in the prior year period. Gross margin decreased to 58.6% in the first quarter of 2020 from 72.4% in the prior year period.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses decreased by 44.5% to RMB64.6 million (US$9.1 million) in the first quarter of 2020 from RMB116.5 million in the prior year period.

•	Selling and marketing expenses decreased by 63.2% to RMB31.7 million (US$4.5 million) in the first quarter of 2020 from RMB86.1 million in the prior year period, primarily due to the decreases in promotion expenses and staff compensation.

•	General and administrative expenses increased by 6.1% to RMB24.3 million (US$3.4 million) in the first quarter of 2020 from RMB22.9 million in the prior year period, primarily due to the increase in amortization.

•	Research and development expenses increased by 14.9% to RMB8.6 million (US$1.2 million) in the first quarter of 2020 from RMB7.5 million in the prior year period, primarily due to an increased headcount as a result of the Company's online operation expansion.

As a result of the foregoing, loss from continuing operations was RMB59.0 million (US$8.3 million) in the first quarter of 2020 compared with RMB27.6 million in the prior year period.

Net loss attributable to the Company's Shareholders and Non-GAAP Measures

Net loss attributable to the Company's shareholders in the first quarter of 2020 was RMB56.5 million (US$8.0 million) compared with RMB27.3 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.19 (US$0.03) in the first quarter of 2020 compared with RMB0.09 in the prior year period.

Adjusted net loss attributable to the Company's shareholders[1] was RMB51.9 million (US$7.3 million) in the first quarter of 2020 compared with RMB15.5 million in the prior year period. Adjusted basic and diluted net loss per ordinary share[1] were both RMB0.17 (US$0.02) in the first quarter of 2020 compared with RMB0.05 in the prior year period.

Adjusted EBITDA[1] was a loss of RMB50.7 million (US$7.2 million) in the first quarter of 2020 compared with a loss of RMB17.7 million in the prior year period.

[1] For details on the calculation of and reconciliation to the nearest GAAP measures for each of adjusted net income/loss attributable to the Company's shareholders, adjusted net income/loss per ordinary share, and adjusted EBITDA, please reference sections titled "Use of Non-GAAP Financial Measures" and "Reconciliation of Non-GAAP and GAAP Results."

Balance Sheet and Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents, time deposits, and short-term investment of RMB205.2 million (US$29.0 million). Net cash used in operating activities in the first quarter of 2020 was RMB75.2million (US$10.6 million) compared with net cash used in operating activities of RMB61.1 million in the prior year period.

Business Outlook

For the second quarter of 2020, the Company expects net revenues to range from approximately RMB47.0 million to RMB52.0 million, representing a year-over-year approximate decrease of 76.9% to 74.4%, mainly due to declining numbers of offline events, including auto shows and special promotion events, held in the second quarter of 2020 due to the COVID-19 pandemic.

This forecast reflects the Company's current and preliminary views on the market and operational conditions as well as the influence of the COVID-19 pandemic, which are subject to change.

Share Repurchase Program

On June 17, 2019, TuanChe announced that its board of directors had authorized a share repurchase program of up to US$20.0 million worth of the Company's ADSs for a period not to exceed 12 months and beginning on June 17, 2019. As of March 31, 2020, the Company had repurchased 427,738 ADSs for approximately US$2.0 million under this program.

Conference Call Information

TuanChe's management will hold a conference call on Thursday, July 2, 2020, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
US Toll Free:	+1-888-346-8982
Mainland China:	400-120-1203
Hong Kong, China:	800-905-945

The replay will be accessible through July 9, 2020, by dialing the following numbers:

International:	+1-412-317-0088
US Toll Free:	+1-877-344-7529
Access Code:	10145499

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company's business plans and development, business outlook, as well as the length and severity of the COVID-19 pandemic and its impact on the Company's business and industry, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company's condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss attributable to the Company's shareholders, adjusted net income/loss per ordinary share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company's management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company's peer companies.

The Company defines adjusted net income/loss as net profit/loss excluding the impact of share-based compensation expenses and impairment of investment. The Company defines adjusted net income/loss per ordinary share as adjusted net income/ loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net profit/loss excluding the impact of depreciation and amortization, interest (expenses)/income, net, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company's business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company's operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company's operations. Interest income or expenses, depreciation and amortization, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company's business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Cynthia Tan
Tel: +86 (10) 6398-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Ross Warner
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com

TUANCHE LIMITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31, 2019	March 31, 2020
	RMB Audited	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	193,920	123,920	17,501
Restricted cash	1,529	1,686	238
Short-term investment	-	10,400	1,469
Time deposits	69,762	70,851	10,006
Accounts receivable, net	72,391	47,897	6,764
Prepayment and other current assets	193,782	98,174	13,865
Total current assets	531,384	352,928	49,843
Noncurrent assets:
Property, equipment and software, net	20,360	6,332	894
Intangible assets	-	24,547	3,467
Long-term investments	7,874	7,706	1,088
Goodwill	-	115,414	16,303
Other non-current assets	7,577	313	44
Total noncurrent assets	35,811	154,312	21,796
Total assets	567,195	507,240	71,639
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	5,825	1,548	219
Advances from customers	4,805	10,840	1,531
Salary and welfare benefits payable	68,025	48,816	6,894
Other taxes payable	22,494	20,363	2,876
Current portion of deferred revenue	-	1,047	148
Other current liabilities	40,913	26,460	3,738
Total current liabilities	142,062	109,074	15,406
Noncurrent liabilities:
Deferred revenue	-	1,029	145
Deferred tax liability	-	6,132	866
Other noncurrent liabilities	2,158	2,052	291
Total non-current liabilities	2,158	9,213	1,302
Total liabilities	144,220	118,287	16,708
Shareholders' equity:
Class A ordinary shares	173	180	25
Class B ordinary shares	35	35	5
Treasury stock	(47,888)	(47,888)	(6,763)
Additional paid-in capital	1,187,577	1,209,197	170,771
Accumulated deficit	(718,666)	(775,181)	(109,476)
Accumulated other comprehensive income	2,403	3,285	464
Total equity attributable to equity shareholders of the company	423,634	389,628	55,026
Non-controlling interests	(659)	(675)	(95)
Total shareholders' equity	422,975	388,953	54,931
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	567,195	507,240	71,639

TUANCHE LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except share and per share data)

	For the three months ended March 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Continuing operations Net revenues
Offline Marketing Services:
Auto shows	118,768	5,690	804
Special promotion events	808	305	43
Virtual dealership, online marketing services and others	3,292	3,696	522
Total net revenues	122,868	9,691	1,369

Cost of revenues	(33,970)	(4,014)	(567)

Gross profit	88,898	5,677	802

Operating expenses:
Selling and marketing expenses	(86,134)	(31,737)	(4,482)
General and administrative expenses	(22,893)	(24,300)	(3,432)
Research and development expenses	(7,512)	(8,633)	(1,219)
Total operating expenses	(116,539)	(64,670)	(9,133)
Loss from continuing operations	(27,641)	(58,993)	(8,331)
Other expenses:
Interest income, net	2,828	967	137
Exchange (losses)/gains	(1,126)	720	102
Investment loss	(281)	(167)	(24)
Impairment of investment	(1,000)	-	-
Others, net	(73)	590	83
Loss from continuing operations before income taxes	(27,293)	(56,883)	(8,033)
Income tax expense	-	352	50
Net loss from continuing operations	(27,293)	(56,531)	(7,983)
Net loss	(27,293)	(56,531)	(7,983)
Net loss attributable to the TuanChe Limited's shareholders	(27,293)	(56,515)	(7,981)
Net loss attributable to the NCI	-	(16)	(2)
Net loss	(27,293)	(56,531)	(7,983)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(7,125)	882	125
Total other comprehensive (loss)/income	(7,125)	882	125
Total comprehensive loss	(34,418)	(55,649)	(7,858)
Comprehensive loss attributable to:
Equity shareholders of the company	(34,418)	(55,633)	(7,856)
Non-controlling interests	-	(16)	(2)
Net loss attributable to the TuanChe Limited's ordinary shareholders per share from continuing operations
Basic	(0.09)	(0.19)	(0.03)
Diluted	(0.09)	(0.19)	(0.03)
Weighted average number of ordinary shares
Basic	292,899,350	301,868,105	301,868,105
Diluted	292,899,350	301,868,105	301,868,105

TUANCHE LIMITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share data)

	For the three months ended March 31,
	2019	2020
	RMB Unaudited	RMB Unaudited	US$ Unaudited
Net loss	(27,293)	(56,531)	(7,983)
Add:
Depreciation and amortization	626	2,138	302
Subtract:
Interest income, net	2,828	967	137
EBITDA	(29,495)	(55,360)	(7,818)
Add:
Share-based compensation expenses	10,768	4,656	658
Impairment of investment	1,000	-	-
Adjusted EBITDA	(17,727)	(50,704)	(7,160)

Net loss	(27,293)	(56,531)	(7,983)
Add:
Share-based compensation expenses	10,768	4,656	658
Impairment of investment	1,000	-	-
Adjusted net loss	(15,525)	(51,875)	(7,325)
Adjusted net loss attributable to the Company's shareholders	(15,525)	(51,859)	(7,323)
Adjusted net loss attributable to NCI	-	(16)	(2)
Weighted average number of ordinary shares
Basic	292,899,350	301,868,105	301,868,105
Diluted	292,899,350	301,868,105	301,868,105
Adjusted net loss per share from continuing operations
Basic	(0.05)	(0.17)	(0.02)
Diluted	(0.05)	(0.17)	(0.02)